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                     January 3, 2024

       Jennifer Leyden
       Chief Financial Officer
       Getty Images Holdings, Inc.
       605 5th Ave. S. Suite 400
       Seattle, WA 98104

                                                        Re: Getty Images
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41453

       Dear Jennifer Leyden:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services